IEC Electronics Corp.

2002 Annual Report and Chairman's Letter

IEC electronics corp.

www.iec-electronics.com

IEC Electronics Corp. provides complex electronics manufacturing services to original equipment manufacturers (OEM'S). Our customers are in a wide variety of industries including fuel cells, power supplies, call center systems, telecom networking platforms for internet, voice and video transmission, manufacturing test equipment, automobile diagnostics and industrial controls.

IEC specializes in complex and challenging electronics manufacturing. Our capabilities include high-tech services such as automatic optical inspection, real-time x-ray, environmental stress screening, ceramic and plastic BGA SMT placement, and board assembly up to 21 inches wide, with component placement as small as 0.020 inches by 0.010 inches.

Our broad-based manufacturing services, featuring leading-edge design and assembly technology, provide our customers with innovative end-to-end solutions. IEC's full spectrum of services are available on a turnkey or consignment basis and include: product design, prototype development, printed circuit board assembly, supply chain management, material procurement and control, manufacturing and test engineering support, statistical quality assurance and complete resource management.

IEC operates a 300,000 square foot manufacturing facility in Newark, New York. Our 10,000 square foot Technology Center is located within the Newark manufacturing facility. It specializes in new product introduction (NPI) services including ISO 9001 certified design engineering, dedicated production lines for prototype assembly and an Advanced Materials Technology Laboratory for process analysis.

In fiscal 2002, the average lot size for our customers was 44 pieces down from 193 pieces per average lot in fiscal 2001. IEC's niche is medium to low volume complex electronics manufacturing. The chart below shows the markets IEC's customers are in. 50% of our work last year was for broadband communications companies, whose products are involved in sending audio, video and data through cable and broadband routers and switches. Other sectors include fuel cells, large-scale printed circuit board testers and automotive diagnostic systems.

FY 2002 IEC Sales By Industry


Broadband Communications 50%
Miscellaneous 2%
Telecom 8%
Computer/Periph. 5%
Industrial 35%

IEC's customers in all industrial sectors have challenging, complex products

To Our Shareholders:

Before writing this letter to the shareholders I reviewed a number of reports from other companies. Everyone seemed to start with how "tough" the year has been, and it has been. The economic downturn along with the implosion within the telecommunications industry, national security concerns, and high profile corporate ethical issues are daily discussions in the news. These are difficult times, and regrettably I am not sure they will abate anytime soon.

I would rather present this letter as if we were sitting in your living room reviewing the year. No frills. I am pleased to report that IEC made strides towards reaching profitability in the second half of the year, and continues this momentum into 2003. The 2002 fiscal year was one of the most difficult in the Company's 36-year history. We were not alone. The entire contract electronics manufacturing industry suffered from the weak economy. However, our goals have been and continue to be, to restore financial stability and economic viability to this Company.

The path this year was a simple one, but at times almost unachievable. The first goal was to bring the company to a point where it was cash flow positive. This is a point where, as a company, we were using our own money to operate instead of borrowing funds from our banks. The second goal was to find a new source of financing to replace existing banking relationships. We were not a credit worthy customer and last year we paid $1.2 million in bank fees and interest. Under our new loan agreement the same loan would have cost the company approximately $750,000. The cost to refinance the company between professional fees, origination fees, to name a couple, was approximately $300,000. These and the bank fees and interest charges are a lot of money, an amount we will not be spending a second time. The third goal was to bring the company to a point where it was Net Income positive. The management team worked very hard to achieve that goal and did so for Q1 of 2003. There are still a lot of charges associated with the refinancing that will exist in our fiscal Q2. I will be pleased if we achieve a Net Income breakeven for the quarter. Along the way to achieving these goals we made many difficult but necessary decisions, including closing our Texas plant, selling the assets of our Mexican subsidiary and dramatically downsizing our Newark, NY facility. Each decision was individually gut wrenching, collectively almost nightmarish.

Looking back, we learned how to aggressively manage cash. Such a simple word until you don't have any to operate adequately. Our inventory turns and accounts receivable days-outstanding materially improved, to the point where they may be some of the best in our industry. Continuing to look back, we are grateful to our employees who throughout this turbulent year, and a year of sacrifice, remained dedicated to putting quality products into our customers' hands, while maintaining the high level of customer service our partners have come to expect from IEC. I guess every CEO is proud of the company's employees, yet through this entire restructuring of the company we did not lose a customer, which is more than a statement of pride. It is a testimony by those who had the most to lose. All of our customers stayed with us. And, though they could all walk away tomorrow for their own reasons, it does not negate the resounding vote of confidence they offered us during a time period when it was most needed. Many of our suppliers also came to our aid and as we grow we will do everything we can to say thank you as many times as we can.

In spite of the many obstacles we needed to overcome in 2002, we made impressive advances in technology. By continually evaluating emerging technologies and maintaining a technology roadmap, we ensure that state of the art processes are available to our customers. Recent technical advances include a novel ball grid array (BGA) re-balling process and an enhanced capability for very small (0201) device placement. We also continue to improve existing technologies with evolving new roles such as conformal coating and lead-free soldering processes.

Although 2002 was challenging, IEC has emerged stronger and more focused. Meeting challenges is now our specialty. We are capable of building the most complex electronic products in the marketplace, whether they are high-tech alternative energy and broadband communications products or complicated high-mix, low volume industrial products.

In 2003, we hope to see sustained financial stability through steady but tempered growth by focusing on our strengths - complex electronics manufacturing from the design stage through the analysis, prototype and assembly stages, all the way through to distribution.

To all those that supported us during this past year – a humble thank you.

W. Barry Gilbert
Chairman and Acting Chief Executive Officer
IEC Electronics Corp.

MANAGEMENT'S DISCUSSION OF OPERATIONS

The information in this Management's Discussion & Analysis should be read in conjunction with the accompanying consolidated financial statements, the related Notes to Financial Statements and the Five-Year Summary of Financial Data. Forward-looking statements in this Management's Discussion and Analysis are qualified by the cautionary statement in IEC's Form 10K for the fiscal year ending September 30, 2002.

Overview

IEC had a challenging year in fiscal 2002 as it continued its downsizing and restructuring in an effort to return to profitability with a continuing focus on telecommunications and industrial customers. During 2002, these segments of the economy contracted dramatically and IEC suffered significant order reductions from its customers. IEC was also adversely impacted by our limited ability to finance growth. IEC took a number of important steps in 2002, including a continued emphasis on business development from new and existing customers and completing a restructuring which resulted in the elimination of its Texas and Mexico business operations, while significantly reducing its overhead structure to match lower revenues.

Analysis of Operations

Sales
(dollars in millions)

For Year Ended September 30,	2002	2001	% Change	2000	% Change
Net sales	$39.4	$114.8	(66)%	$146.4	(22)%

The 66% decrease in fiscal 2002 net sales compared to fiscal 2001 was primarily due to the continued decline in demand from existing customers, the loss of four major customers and the overall economic slowdown in the electronics manufacturing services industry.

The 22% decrease in fiscal 2001 net sales compared to fiscal year 2000 was primarily due to the loss of one major customer and the significant downturn in the telecommunications and industrial sectors of the U.S. economy.

Subsequent to September 30, 2002, the book-to-bill ratio has improved and was at 1.96 for the first quarter of fiscal 2003, compared to 1.55 for the fourth quarter of fiscal 2002. IEC's percentage of turnkey sales has remained steady. Such sales represented 92% ,96% and 96% of net sales in fiscal 2002, 2001 and 2000, respectively.

Gross Profit and Selling and Administrative Expenses

(as a % of Net Sales)

For Year Ended September 30,	2002	2001	2000
Gross profit	5.8%	2.6%	7.1%
Selling and administrative expenses	10.7%	6.1%	6.4%

Gross profit as a percentage of sales was 5.8% in fiscal 2002 as compared to 2.6% in fiscal 2001. The increase of more than 3 percentage points was primarily attributable to the sale of fully reserved inventory to Acterna Corporation for $1.1 million as part of an out of court settlement. In addition, the 2001 amount was considerably lower due to the charge against inventory and receivables as described below. Offsetting this increase was a reduction due to fixed manufacturing overhead costs being absorbed by a significantly lower sales volume.

Gross profit as a percentage of sales was 2.6% in fiscal 2001 as compared to 7.1% in fiscal 2000. This decrease was a result of a combination of factors. IEC experienced lower overhead absorption due to underutilized capacity from lower sales volume, change of customer mix, and greater customer product complexity with requests for design changes which caused manufacturing production interruptions, restarts and increased set-up expenses, creating excess production downtime. A significant factor was a charge against inventory and receivables recorded on January 11, 2002, included in the financial statements as of September 30, 2001, to reflect litigation contingencies. Were it not for that charge, the fiscal 2001 gross profit percentage would have been 5.0%. During fiscal 2001, IEC significantly reduced its overhead structure in an

MANAGEMENT'S DISCUSSION OF OPERATIONS

effort to match lower revenues. On an annualized basis, $8.0 million was removed. As a result, the breakeven level of business was almost half of the level in effect in fiscal 2000.

Selling and administrative expenses as a percentage of sales increased to 10.7% in fiscal 2002 compared to 6.1% in fiscal 2001 as certain costs remained fixed with a significantly lower sales volume.

Selling and administrative expenses as a percentage of sales in fiscal 2001 decreased slightly to 6.1% compared to 6.4% in fiscal 2000. This minimal change during a year when revenue decreased 22% was primarily a result of concentrated efforts to better match overhead expenses with the revenue stream.

Other Income and Expense
(dollars in millions)

For Year Ended September 30,	2002	2001	2000
Interest and financing expense	$0.9	$1.3	$1.6
Other income	$0.2	$ -	$2.0

Interest and financing expense decreased $0.4 million to $0.9 million in fiscal 2002 from $1.3 million in fiscal 2001, due to a decrease in the weighted average debt balance of $7.6 million and a weighted average rate decrease of 2.8%, offset by additional bank financing charges of approximately $580,000.

Interest and financing expense decreased $0.3 to $1.3 million in fiscal 2001 from $1.6 million in fiscal 2000 due to lower interest rates throughout the year.

Other income of $0.2 million in fiscal 2002 is composed of interest income received from Acterna Corporation as part of an out of court settlement.

Other income of $2.0 million in fiscal 2000 is composed of life insurance proceeds due to the death of the former Chief Executive Officer in December 1999.

Income Taxes
(as a % of loss before income taxes)

For Year Ended September 30,	2002	2001	2000
Effective tax rate	-%	(0.1)%	-%

In fiscal 2001, IEC recorded an income tax benefit from the receipt of a prior year state refund in the amount of $95,000. IEC has recorded no benefit from U.S. income tax for fiscal years 2002, 2001 and 2000 as a result of net losses from fiscal 1998 through 2002, and accordingly, has a full valuation allowance against its net deferred tax asset including the net operating loss carry-forward.

Restructuring Charge (Benefit)
(dollars in millions)

For Year Ended September 30,	2002	2001	2000
	$0.2	$ -	$(1.0)

In June 2002, IEC's Board of Directors approved a restructuring and reduction of workforce plan at its Newark, NY facility. At this time, IEC's President, Chief Executive Officer and a director of IEC and its Chief Financial Officer and Treasurer also resigned their positions with IEC. Each elected not to continue in the management of a restructured and downsized company. In connection with this restructuring, IEC recorded a $448,000 charge to earnings in fiscal 2002 relating primarily to severance. Offsetting this charge was a $240,000 reduction in a reserve previously recorded for IEC's Arab, Alabama facility that was no longer needed due to the sale of the facility in October 2002.

In fiscal 2000, $1.0 million of a previously recorded restructuring reserve related to the Longford facility was reversed when certain assets of the Longford facility were sold and the lease of the facility was assumed.

MANAGEMENT'S DISCUSSION OF OPERATIONS

Asset Impairment Writedown

In assessing and measuring the impairment of long-lived assets, IEC applies the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the long-lived asset or identifiable intangible being tested for impairment was acquired in a purchase business combination, the goodwill that arose in that transaction is included in the asset grouping in determining whether an impairment has occurred. If some but not all of the assets acquired in that transaction are being tested, goodwill is allocated to the assets being tested for impairment based on the relative fair values of the long-lived assets and identifiable intangibles acquired at the acquisition date. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Additionally, where an impairment loss is recognized for long-lived assets and identifiable intangibles where goodwill has been allocated to the asset grouping, as described immediately above, the carrying amount of the allocated goodwill is impaired (eliminated) before reducing the carrying amounts of impaired long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

With respect to the carrying amounts of goodwill remaining after the testing for impairment of long-lived assets and identifiable intangibles, including enterprise level goodwill not subject to impairment testing under SFAS No. 121, IEC assesses such carrying value for impairment whenever events or changes in circumstances indicate that the carrying amount of such goodwill may not be recoverable. IEC assesses the recoverability of this goodwill by determining whether the amortization of goodwill over its remaining life can be recovered through undiscounted future operating cash flows of the acquired business. The amount of goodwill impairment, if any, is measured based on projected discounted operating cash flows compared to the carrying value of such goodwill.

During the fourth quarter of 2001, certain fixed assets and intangible assets were identified as impaired. As a result of the overall softening of the electronics manufacturing services industry and a change in IEC's business strategy, IEC did not believe that their future cash flows supported the carrying value of the long-lived assets and goodwill. The current market values were compared to the net book value of the related long-lived assets with the difference representing the amount of the impairment loss. The effect of this impairment recognition totaled approximately $12.6 million, of which $9.6 million represented a writeoff of goodwill and $3.0 million represented a writedown of property, plant and equipment.

During August 1998, IEC initiated a plan to dispose of its Arab, Alabama facility. In conjunction with this decision, the asset was written down to its estimated recoverable sales value, net of commissions. The effect of this impairment recognition totaled approximately $900,000 for fiscal 2002. The facility is recorded at its carrying value of $497,000 at September 30, 2002. The facility was sold in October 2002 for $600,000.

During April 2001, IEC initiated a plan to dispose of its Edinburg, Texas facility. In conjunction with this decision, the asset was written down to its estimated recoverable sales value, net of commissions. The effect of this impairment recognition totaled approximately $1.04 million for fiscal 2002 and was reflected in discontinued operations. The facility is recorded at its carrying value of $800,000 at September 30, 2002.

Discontinued Operations

On June 18, 2002, IEC signed an Asset Purchase Agreement to sell substantially all of the assets of Mexico to Electronic Product Integration Corporation (EPI) for $730,000 plus payments of an Earn-out Amount, based upon sales revenues received by EPI from certain former customers of IEC during the period between July 1, 2002 and January 31, 2003, in an amount up to $700,000. As of September 30, 2002, no Earn-out amounts have been accrued or received. In addition, EPI will pay to IEC commissions based on the net selling price of products shipped to certain former customers of IEC during various time periods between June 18, 2002 and March 31, 2003. No such commissions have been earned as of September 30, 2002. Under the terms of a related agreement, IEC and Mexico were also released of all of their lease obligations to the landlord of the Mexican facility. EPI paid IEC $315,000 in June 2002, $265,000 in July 2002 and $150,000 in September 2002. During the third quarter of 2002, IEC recorded an after-tax loss on the sale of the business of approximately $4.5 million. During the fourth quarter of 2002, IEC reversed $1.3 million of this loss due to the refining of estimates as the disposal process continued to be completed. The after-tax loss on the sale of the business for 2002 was approximately $3.1

million. The reserve balance at September 30, 2002 was $421,000. It is anticipated that all remaining charges against the accrual will be made by September 2003. The Consolidated Financial Statements and related notes have been restated, where applicable, to reflect Mexico as a discontinued operation.

Liquidity and Capital Resources

As reflected in the Consolidated Statement of Cash Flows for 2002, $8.1 million of cash was provided by operating activities, $0.5 million was provided by investing activities and was mainly related to the sale of Mexico and $1.0 million was provided by discontinued operations. $9.5 million of this cash was used to pay down debt. During fiscal year 2002, total debt, including drafts payable, was reduced from $14.2 million to $4.0 million.

As reflected in the Consolidated Statement of Cash Flows for 2001, of the $17.2 million of cash provided by operating activities, $3.2 million was used to fund investing activities, and $4.6 million was used to pay down bank debt, and $9.4 million was used in discontinued operations.

Capital additions were $3.1 million in 2001 and $1.2 million in 2000. These expenditures were primarily used to upgrade the manufacturing capabilities of IEC.

As of September 30, 2001, IEC was not in compliance with certain financial covenants under its secured asset-based credit agreement. As of December 21, 2001, IEC's banks waived the non-compliance, amended certain covenants to allow IEC more flexibility and changed the expiration date of the credit agreement to February 15, 2002 from January 31, 2003. Subsequent amendments were made to the credit agreement as of February 15, 2002, February 28, 2002, March 15, 2002, April 8, 2002, June 20, 2002, October 1, 2002, November 12, 2002 and January 1, 2003 which, among other things, continued to extend the expiration date of the credit agreement. As a result of the January 1, 2003 amendment, the expiration date of the credit agreement was January 17, 2003.

As last amended, the credit agreement provided for a revolving credit facility component of $1.0 million. Amounts borrowed were limited to 85% of qualified accounts receivable. The interest rate on the revolving credit facility was increased at the time of the various amendments and on September 30, 2002 was prime rate plus 3.50%. On January 14, 2003 it was prime rate plus 6.00%.

The second component of the credit facility consisted of a $10 million three-year term loan with monthly principal installments based on a five-year amortization which began in April 2000. The interest rate on the term loan facility was increased at the time of the various amendments and at September 30, 2002 was prime rate plus 4.00%. On January 14, 2003 it was prime rate plus 6.00%.

At September 30, 2002, $3.6 million was outstanding, consisting of $1.1 million and $2.5 million relating to the revolving credit facility and term loan, respectively, with an additional $403,000 available under the revolving credit facility. At January 6, 2003, the availability under the revolver was $0, and $611,000 was outstanding on the revolver and $1.1 million was outstanding on the term loan.

On January 14, 2003, IEC completed a new $7,300,000 financing composed of a $5,000,000 Senior Secured Facility with Keltic Financial Partners LLP ("Keltic"), a $2,200,000 Secured Term Loan with SunTrust Bank ("SunTrust") and a $100,000 infusion by certain of the IEC directors. The Keltic Facility, which has a 3 year maturity, bears interest at the rate of prime plus 2%. It involves a revolving line of credit for up to $3,850,000 based upon advances on eligible accounts receivable and inventory, a term loan of $600,000, secured by machinery and equipment, to be amortized over a 36 month period and a term loan of $550,000 secured by a first mortgage lien against IEC's Edinburg, Texas real estate which loan is due at the earlier of the sale of that real estate or one year from the date of closing. The SunTrust Term Loan is secured by a general security agreement, and indirectly by the assignment of a certain promissory note and a first mortgage on the IEC plant in Newark, New York. It is payable with interest at prime plus 1.5% in monthly installments over a period of 3 years. Of the funds provided by the new financing, $1,540,016 was used to repay all but $100,000 of indebtedness to IEC's prior lenders, HSBC USA as agent for itself and GE Capital Corporation, who will retain a subordinated interest in substantially all of IEC's assets until the Texas real estate is sold. On January 14, 2003, following the completion of the financing, the availability under the revolver was $1,200,000.

The Keltic and Suntrust loan agreements contain various affirmative and negative covenants including, among others, limitations on the amount available under the revolving line of credit relative to the borrowing base, capital expenditures, fixed charge coverage ratios, and minimum earnings before interest, taxes, depreciation and amortization (EBITDA). In connection with the financing, IEC entered into agreements with certain of its trade creditors providing for extended payment terms involving an aggregate of approximately $2,000,000 of past due balances.

Application of Critical Accounting Policies

IEC's financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for IEC include revenue recognition, impairment of marketing rights, accounting for legal contingencies and accounting for income taxes.

IEC recognizes revenue in accordance with Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements." Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded.

IEC evaluates its long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." IEC evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated discounted future cash flows associated with them. At the time such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

IEC is subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies", requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. IEC evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact IEC's financial position or its results of operations.

Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in IEC's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could materially impact IEC's financial position or its results of operations.

Impact of Inflation

The impact of inflation on IEC's operations for the last three years has been minimal due to the fact that it is able to adjust its bids to reflect any inflationary increases in cost.

New Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets." FAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's impairment and that intangible assets other than goodwill be amortized over their useful lives. The provisions of FAS No. 142 will be effective for fiscal years beginning after December 15, 2001; however, as IEC wrote-off all goodwill during fiscal 2001, adoption of this pronouncement will have no impact on IEC.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). We adopted this standard on October 1, 2002. Upon adoption of SFAS No. 143, the fair value of a liability for an asset retirement obligation will be recognized in the period in which it is incurred. The associated retirement costs will be capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Management does not expect the adoption of SFAS No. 143 to have a material effect on the financial results of IEC.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS No. 144"). FAS No. 144 supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". FAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business". FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and was adopted by IEC, as required, on October 1, 2002. Management is currently determining what effect, if any, FAS No. 144 will have on IEC's financial position and results of operations.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 145, Rescission of FASB Statements No. 4, 44,and 64, Amendment of FASB Statement No. 13, and technical Corrections (SFAS No. 145). SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30 ("Opinion No. 30"). Applying the provisions of Opinion No. 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual and infrequent and meet the criteria for classification as an extraordinary item. SFAS No. 145 is effective for IEC beginning January 1, 2003. Management does not expect the adoption of SFAS No. 145 to have a material effect on the financial results of IEC.

In June 2002, the Financial Accounting Standards Board issued FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 applies to all exit or disposal activities initiated after December 31, 2002. Management does not anticipate that the adoption of SFAS 146 will have any material impact on the financial statement.

In October 2002, the Financial Accounting Standards Board issued FASB Statement No. 147, "Accounting for Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" (SFAS 147). SFAS 147 amends SFAS 72 and no longer requires companies to recognize, and subsequently amortize, any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. In addition, SFAS 147 amends SFAS 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor and borrower relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used. Management does not anticipate that the adoption of SFAS 147 will have any material impact on the financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Quantitative and Qualitative Disclosures about Market Risk represents the risk of loss that may impact the consolidated financial position, results of operations or cash flows of IEC due to adverse changes in financial rates. IEC is exposed to market risk in the area of interest rates. This exposure is directly related to its Term Loan and Revolving Credit borrowings under the Credit Agreement, due to their variable interest rate pricing. Management believes that interest rate fluctuations will not have a material impact on IEC's results of operations.

FIVE YEAR SUMMARY

(in thousands, except per share data)

Years Ended September 30,	2002	2001	2000	1999	1998(1)
Income statement data					
Net sales	$ 39,365	$ 114,771	$146,359	$122,593	$163,886
Gross profit (loss)	$ 2,297	$ 2,942	$ 10,339	$ (4,888)	$ 4,443
Operating (loss) income	$ (3,026)	$ (16,208)	$ 2,019	$ (19,172)	$ (12,420)
(Loss) income from continuing operations	$ (3,771)	$ (17,439)	$ 2,411	$ (18,005)	$ (9,597)
(Loss) income from discontinued operations	$ (7,208)	$ (11,833)	$(10,442)	$ (2,560)	$ 3,437
Net loss	$(10,979)	$ (29,272)	$ (8,031)	$ (20,565)	$ (6,160)
(Loss) income from continuing operations per common and common equivalent share:					
Basic and Diluted	$ (0.49)	$ (2.28)	$ 0.32	$ (2.38)	$ (1.27)
(Loss) income from discontinued operations per common and common equivalent share:					
Basic and Diluted	$ (0.94)	$ (1.55)	$ (1.38)	$ (0.34)	$ 0.46
Net loss per common and common equivalent share:					
Basic and Diluted	$ (1.43)	$ (3.83)	$ (1.06)	$ (2.72)	$ (0.82)
Common and common equivalent shares Basic and Diluted	7,692	7,651	7,590	7,563	7,542
Balance sheet data					
Working (deficiency) capital	$ (3,572)	$ 1,163(2)	$ 30,860	$ 33,424	$ 31,764
Total assets	$15,065	$ 38,127	$ 89,561	$ 93,919	$ 98,665
Long-term debt, less current maturities	$ 1,268	$ -	$ 15,266	$ 16,547	$ 7,138
Shareholders' equity	$ 799	$ 11,809	$ 41,008	$ 48,845	$ 69,568

(1) The results of operations and financial position as of and for the year ended September 30, 1998, include the operations of IEC Electronics - Ireland Limited, as of the acquisition date, August 31, 1998, through September 4, 2001.

(2) All debt is recorded as current for reporting purposes.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information.

IEC's Common Stock began trading on The Over the Counter Bulletin Board under the symbol IECE.OB on December 3, 2002. Prior to that, IEC's Common Stock was traded on the Nasdaq Stock Market.

The following table sets forth, for the period stated, the high and low closing sales prices for the Common Stock as reported on The Nasdaq Stock Market.

	Closing Sales Price	
Period	High	Low
October 1, 2000 - December 31, 2000	$ 2.063	$ 0.531
January 1, 2001 - March 31, 2001	$ 2.000	$ 0.656
April 1, 2001 - June 30, 2001	$ 1.440	$ 1.063
July 1, 2001 - September 30, 2001	$ 1.200	$ 0.520
October 1, 2001 - December 31, 2001	$ 0.850	$ 0.400
January 1, 2002 - March 31, 2002	$ 0.680	$ 0.360
April 1,2002 - June 30, 2002	$ 0.570	$ 0.110
July 1, 2002 - September 30, 2002	$ 0.160	$ 0.070

The closing price of IEC's Common Stock on The Over Counter Bulletin Board on January 9, 2003, was $0.09 per share.

(b) Holders.

As of January 9, 2003, there were approximately 138 holders of record of IEC's Common Stock.

(c) Dividends.

IEC has never paid dividends on its Common Stock. It is the current policy of the Board of Directors of IEC to retain earnings for use in the business of the Company. Certain financial covenants set forth in IEC's current loan agreement prohibit IEC from paying cash dividends. We do not plan to pay cash dividends on our Common Stock in the foreseeable future.

(d) Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information concerning IEC's equity compensation plans as of September 30, 2002.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	870,850	$2.27	1,171,250
Equity compensation plans not approved by security holders	-	NA	-
Total	870,850	$2.27	1,171,250

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended September 30, 2002, 2001 and 2000

(in thousands, except per share and share data)

	2002	2001	2000
Net sales	$ 39,365	$114,771	$146,359
Cost of sales	37,068	111,829	136,020
Gross profit	2,297	2,942	10,339
Operating expenses			
Selling and administrative expenses	4,209	7,049	9,364
Restructuring charge (benefit)	214	-	(1,044)
Asset impairment writedown	900	12,101	-
Total operating expenses	5,323	19,150	8,320
Operating (loss) income	(3,026)	(16,208)	2,019
Interest and financing expense	(932)	(1,331)	(1,575)
Other income	188	5	1,963
(Loss) income from continuing operations before income taxes	(3,771)	(17,534)	2,406
Provision for (benefit from) income taxes	-	(95)	(5)
(Loss) income from continuing operations	(3,771)	(17,439)	2,411
Discontinued operations:			
Loss from operations of IEC-Mexico disposed of (net of income taxes of $56, $116 and $0 in 2002, 2001 and 2000, respectively)	(4,069)	(11,833)	(10,442)
Estimated loss on disposal of IEC-Mexico (net of income taxes of $0)	(3,139)	-	-
	(7,208)	(11,833)	(10,442)
Net loss	$ (10,979)	$(29,272)	$ (8,031)
Net (loss) income per common and common equivalent share:			
Basic and diluted			
(Loss) income from continuing operations	$ (0.49)	$ (2.28)	$ 0.32
Loss from discontinued operations	$ (0.94)	$ (1.55)	$ (1.38)
Loss available to common shareholders	$ (1.43)	$ (3.83)	$ (1.06)
Weighted average number of common and common equivalent shares outstanding:			
Basic and Diluted	7,691,503	7,650,673	7,590,046

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND SHAREHOLDERS' EQUITY

For the Years Ended September 30, 2002, 2001 and 2000
(in thousands)

	Comprehensive Loss	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
BALANCE, September 30, 1999		$76	$38,566	$10,642	$(28)	$(411)	$48,845
Executive signing bonus		-	(181)	-	-	200	19
Shares issued in lieu of cash to suppliers and others		-	(78)	-	-	200	122
Shares issued under Directors Stock Plan		-	25	-	-	-	25
Net Loss	$(8,031)	-	-	(8,031)	-	-	(8,031)
Other comprehensive income, currency translation adjustments	28	-	-	-	28	-	28
	(8,003)						
BALANCE, September 30, 2000		76	38,332	2,611	-	(11)	41,008
Shares issued under Directors Stock Plan		1	86	-	-	-	87
Net Loss	$ (29,272)	-	-	(29,272)	-	-	(29,272)
Other comprehensive loss, Currency translation adjustments	(14)	-	-	-	(14)	-	(14)
Comprehensive loss	$(29,286)						
BALANCE, September 30, 2001		77	38,418	(26,661)	(14)	(11)	11,809
Net loss	$(10,979)	-	-	(10,979)	-	-	(10,979)
Other comprehensive loss, Currency translation adjustments	(31)	-	-	-	(31)	-	(31)
Comprehensive loss	$(11,010)						
BALANCE, September 30, 2002		$77	$38,418	$(37,640)	$(45)	$(11)	$799

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended September 30, 2002, 2001 and 2000

(in thousands)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (10,979)	$(29,272)	$(8,031)
Non-cash adjustments:			
Loss from discontinued operations	4,069	11,833	10,442
Loss on sale of discontinued operations	3,139	-	-
Depreciation and amortization	1,637	4,005	5,286
(Gain) loss on sale of fixed assets	(6)	(4)	17
Goodwill amortization	-	324	353
Issuance of directors fees in stock	-	87	25
Asset impairment writedown (recovery)	900	2,101	(365)
Changes in operating assets and liabilities:			
Accounts receivable	5,634	6,232	3,281
Inventories	3,434	14,511	2,294
Income taxes receivable	-	-	2,396
Other current assets	31	(143)	272
Other assets	-	292	(284)
Accounts payable	1,469	(4,320)	(7,366)
Accrued payroll and related expenses	(820)	(316)	(1,455)
Accrued insurance	119	(253)	774
Other accrued expenses	(661)	(80)	534
Net cash flows from operating activities	8,092	14,997	8,173
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(190)	(3,120)	(1,237)
Intercompany asset transfers NBV	-	-	195
Proceeds from sale of property	61	20	1,294
Utilization of restructuring provision for building/equipment	-	(40)	(116)
Proceeds from sale of discontinued operations	730	-	-
Net cash flows from investing activities	601	(3,140)	136
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in drafts payable	(502)	(639)	-
Net (payments) borrowings on revolving credit facilities	(4,708)	(1,884)	824
Principal payments on long-term debt	(4,278)	(2,105)	(1,052)
Net cash flows from financing activities	(9,488)	(4,628)	(228)
Cash from (used in) discontinued operations	951	(7,215)	(12,116)
Change in cash and cash equivalents	30	14	(4,035)
Effect of exchange rate changes	(30)	(14)	28
Cash and cash equivalents, beginning of year	-	-	4,007
Cash and cash equivalents, end of year	$ -	$ -	$ -
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 1,461	$ 1,860	$ 1,996
Income taxes, net of refunds received	$ -	$ (95)	$ (2,971)

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, (in thousands)	2002	2001
ASSETS		
CURRENT ASSETS		
Accounts receivable, net of allowance for doubtful accounts of $146 and $698	$ 5,480	$ 11,114
Inventories	3,412	6,846
Other current assets	186	217
Current assets-discontinued operations	348	9,304
Total current assets	9,426	27,481
PROPERTY, PLANT AND EQUIPMENT, NET	4,333	5,835
ASSET HELD FOR SALE	497	1,397
LONG-TERM ASSETS-DISCONTINUED OPERATIONS	809	3,414
	$ 15,065	$ 38,127
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 3,128	$ 13,382
Accounts payable	6,250	5,283
Accrued payroll and related expenses	697	1,518
Other accrued expenses	1,497	2,038
Other current liabilities-discontinued operations	1,426	4,097
Total current liabilities	12,998	26,318
LONG TERM DEBT - TOTAL	1,268	-
TOTAL LIABILITIES	14,266	26,318
COMMITMENTS AND CONTINGENCIES (Note 12)		
SHAREHOLDERS' EQUITY:		
Preferred stock, par value $.01 per share Authorized - 500,000 shares; Issued and outstanding - none	-	-
Common stock, par value $.01 per share Authorized - 50,000,000 shares; Issued - 7,692,076 shares	77	77
Treasury stock, 573 shares; at cost	(11)	(11)
Additional paid-in capital	38,418	38,418
Accumulated deficit	(37,640)	(26,661)
Accumulated other comprehensive loss- Cumulative translation adjustments	(45)	(14)
Total shareholders' equity	799	11,809
	$ 15,065	$ 38,127

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002, 2001 and 2000

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business

IEC Electronics Corp. (IEC) is an independent EMS provider of complex printed circuit board assemblies and electronic products and systems. IEC offers its customers a wide range of manufacturing and management services, on either a turnkey or consignment basis, including material procurement and control, manufacturing and test engineering support, statistical quality assurance, and complete resource management.

Consolidation

The consolidated financial statements include the accounts of IEC and its wholly-owned subsidiaries, IEC Electronics-Edinburg, Texas Inc. ("Texas") and IEC Electronics-Arab, Alabama Inc. ("Alabama"), until January 26, 2000 when each of Texas and Alabama merged into IEC; IEC Electronics-Ireland Limited ("Longford") from August 31, 1998, until September 4, 2001, when it was merged into IEC; and IEC Electronicos de Mexico from February 2001, (collectively, the "Company"). Operations in Alabama were closed in October 1998, in Longford in December 1999 and in Texas and Mexico in July 2002.

Revenue Recognition

The Company recognizes revenue upon shipment of product for both turnkey and consignment contracts.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The Company's cash and cash equivalents are held and managed by institutions which follow the Company's investment policy. The fair value of the Company's financial instruments approximates carrying amounts due to the relatively short maturities and variable interest rates of the instruments, which approximate current market interest rates.

Accounts Payable

Trade accounts payable include drafts payable of $302,000 and $804,000 at September 30, 2002, and September 30, 2001, respectively.

Long-Lived Assets

In assessing and measuring the impairment of long-lived assets, the Company applies the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the long-lived asset or identifiable intangible being tested for impairment was acquired in a purchase business combination, the goodwill that arose in that transaction is included in the asset grouping in determining whether an impairment has occurred. If some but not all of the assets acquired in that transaction are being tested, goodwill is allocated to the assets being tested for impairment based on the relative fair values of the long-lived assets and identifiable intangibles acquired at the acquisition date. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Additionally, where an impairment loss is recognized for long-lived assets and identifiable intangibles where goodwill has been allocated to the asset grouping, as described immediately above, the carrying amount of the allocated goodwill is impaired (eliminated) before reducing the carrying amounts of impaired long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

With respect to the carrying amounts of goodwill, if any, remaining after the testing for impairment of long-lived assets and identifiable intangibles, including enterprise level goodwill not subject to impairment testing under SFAS No. 121, the Company assesses such carrying value for impairment whenever events or changes in circumstances indicate that the carrying amount of such goodwill may not be recoverable. The Company assesses the recoverability of this goodwill by determining whether the amortization of goodwill over its remaining life can be recovered through undiscounted future operating cash flows of the acquired business. The amount of goodwill impairment, if any, is measured based on projected discounted operating cash flows compared to the carrying value of such goodwill.

During the fourth quarter of 2001, certain fixed assets and intangible assets were identified as impaired. As a result of the overall softening of the electronics manufacturing services industry and a change in the Company's business strategy, the Company did not believe that their future cash flows supported the carrying value of the long-lived assets and goodwill. The current market values were compared to the net book value of the related long-lived assets with the difference representing the amount of the impairment loss. The effect of this impairment recognition totaled approximately $12.6 million, of which $9.6 million represented a writeoff of goodwill and $3.0 million represented a writedown of property, plant and equipment.

During August 1998, IEC initiated a plan to dispose of its Arab, Alabama facility. In conjunction with this decision, the asset was written down to its estimated recoverable sales value, net of commissions. The effect of this impairment recognition totaled approximately $900,000 for fiscal year 2002. The facility is recorded at its carrying value of $497,000 at September 30, 2002.

During April 2001, IEC initiated a plan to dispose of its Edinburg, Texas facility. In conjunction with this decision, the asset was written down to its estimated recoverable sales value, net of commissions. The effect of this impairment recognition totaled approximately $1.04 million in fiscal 2002. The facility is recorded at its carrying value of $800,000 at September 30, 2002.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value.

Current Assets and Liabilities - The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments. Debt - The fair value of the Company's debt is estimated based upon the quoted market prices for the same or similar issues which approximates its carrying amount.

Costs in Excess of Net Assets Acquired

Costs in excess of net assets acquired of $14.1 million were being amortized on a straight-line basis over 40 years. Amortization of $324,000 and $353,000 was charged against operations for the years ended September 30, 2001 and 2000, respectively.

The remaining net goodwill in the amount of $9.6 million, related to the Newark operations was written off in fiscal 2001. The write-off of net goodwill in the amount of $670,000, related to the Longford operations, was charged to the restructuring reserve in fiscal 1999. The write-off of net goodwill of approximately $1.3 million during fiscal 1998, related to the Alabama facility, was charged to the restructuring reserve. See Note 6.

Earnings Per Share

Net income (loss) per common share is computed in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings per common share is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each period. Diluted earnings per common share is calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options, warrants and convertible securities.

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiary are translated based on the current exchange rate at the end of the period for the balance sheet and weighted-average rate for the period for the statement of operations. Translation adjustments are recorded as a separate component of equity. Transaction gains or losses are included in operations.

Comprehensive Income

Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the statements of comprehensive income (loss) and shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets." FAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's impairment and that intangible assets other than goodwill be amortized over their useful lives. The provisions of FAS No. 142 became effective for fiscal years beginning after December 15, 2001; however, as the Company wrote-off all goodwill during fiscal 2001,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

adoption of this pronouncement will have no impact on the Company.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). We have adopted this standard on October 1, 2002. Upon adoption of SFAS No. 143, the fair value of a liability for an asset retirement obligation will be recognized in the period in which it is incurred. The associated retirement costs will be capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Management does not expect the adoption of SFAS No. 143 to have a material effect on the financial results of the Company.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS No. 144"). FAS No. 144 supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". FAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business". FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and will thus be adopted by the Company, as required, on October 1, 2002. Management is currently determining what effect, if any, FAS No. 144 will have on its financial position and results of operations.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 145, Rescission of FASB Statements No. 4, 44,and 64, Amendment of FASB Statement No. 13, and technical Corrections (SFAS No. 145). SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30 ("Opinion No. 30"). Applying the provisions of Opinion No. 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual and infrequent and meet the criteria for classification as an extraordinary item. SFAS No. 145 is effective for the Company beginning January 1, 2003. Management does not expect the adoption of SFAS No. 145 to have a material effect on the financial results of the Company.

In June 2002, the Financial Accounting Standards Board issued FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 applies to all exit or disposal activities initiated after December 31, 2002. Management does not anticipate that the adoption of SFAS 146 will have any material impact on the financial statement.

In October 2002, the Financial Accounting Standards Board issued FASB Statement No. 147, "Accounting for Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" (SFAS 147). SFAS 147 amends SFAS 72 and no longer requires companies to recognize, and subsequently amortize, any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. In addition, SFAS 147 amends SFAS 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor and borrower relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used. Management does not anticipate that the adoption of SFAS 147 will have any material impact on the financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

2. INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market. The major classifications of inventories are as follows at period end (in thousands):

	2002	2001
Raw Materials	$ 2,175	$4,318
Work-in-process	1,214	2,103
Finished goods	23	425
	$ 3,412	$6,846

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost and are depreciated over various estimated useful lives using the straight-line method.

Maintenance and repairs are charged to expense as incurred; renewals and improvements are capitalized. At the time of retirement or other disposition of property, plant, and equipment, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income.

The major classifications of property, plant, and equipment are as follows at September 30 (in thousands):

	2002	2001
Land and land improvements	$ 768	$ 768
Buildings and improvements	3,995	4,244
Machinery and Equipment	46,501	4,552
Furniture and fixtures	5,850	5,606
	$57,114	$57,170
Less- Accumulated depreciation and amortization	(52,781)	(51,335)
	$ 4,333	$ 5,835

Depreciation and amortization was $1.6 million, $4.0 million, and $5.3 million for the years ended September 30, 2002, 2001 and 2000, respectively.

The principal depreciation and amortization lives used are as follows:

Description	Estimated Useful Lives
Land improvements	10 years
Buildings and improvements	5 to 40 years
Machinery and equipment	3 to 5 years
Furniture and fixtures	3 to 7 years

4. ASSET HELD FOR SALE

Included in asset held for sale are land and land improvements with a net book value of approximately $114,000 and buildings and improvements with a net book value of approximately $383,000.

5. DISCONTINUED OPERATIONS

On June 18, 2002, the Company signed an Asset Purchase Agreement to sell substantially all of the assets of IEC-Mexico to Electronic Product Integration Corporation (EPI) for $730,000 plus payments of an Earn-out Amount, based upon sales revenues received by EPI from certain former customers of the Company during the period between July 1, 2002 and January 31, 2003, in an amount up to $700,000. In addition, EPI will pay to the Company commissions based on the net selling price of products shipped to certain former customers of the Company during various time periods between June 18, 2002 and March 31, 2003. As of September 30, 2002 no additional amounts were earned under the agreement. Under the terms of a related agreement, the Company and IEC-Mexico were also released of all of their lease obligations to the landlord of the Mexican facility. EPI paid the Company $315,000 in June 2002, $265,000 in July 2002 and $150,000 in September 2002. The Company recorded an after-tax loss on the sale of the business of approximately $3.1 million. The reserve balance at September 30, 2002 was $421,000. It is anticipated that all remaining charges against the accrual will be made by September 2003. The Consolidated Financial Statements and related notes have been restated, where applicable, to reflect IEC-Mexico as a discontinued operation.

Net sales of IEC-Mexico were $10.8 million, $45.9 million and $57.8 million for the years ended September 30, 2002, 2001 and 2000 respectively. These amounts are not included in net sales in the accompanying consolidated statements of operations.

Assets and liabilities of IEC-Mexico to be disposed of consisted of the Following at September 30:

	2002	2001
Accounts receivable	$ 141,075	$ 3,812,779
Inventories	-	5,185,977
Other current assets	206,746	305,147
Total current assets	47,821	9,303,903
Property, plant and equipment, net	800,000	3,405,005
Other assets	9,166	9,166
Total non-current assets	809,166	3,414,171
Total assets	$ 1,156,987	$ 12,718,074
Accounts payable	$ 668,232	$ 2,183,941
Accrued payroll and related expenses	37,044	496,916
Other accrued expenses	720,222	1,416,496
Total current liabilities	$ 1,425,498	$ 4,097,353
Net assets to be disposed of	$ (268,511)	$ 8,620,721

6. RESTRUCTURING

In June 2002, the Company's Board of Directors approved a

restructuring and reduction of workforce plan at its Newark, NY facility. At this time, the Company's President, Chief Executive Officer and a director of the Company and the Company's Chief Financial Officer and Treasurer also resigned their positions with the Company. Each elected not to continue in the management of a restructured and downsized company. In connection with this restructuring, the Company recorded a $448,000 charge to earnings in fiscal 2002 relating primarily to severance. As of September 30, 2002, a reserve balance of approximately $215,000 still remained. It is anticipated that all remaining charges against the accrual will be made by October 2003.

In April 2001, the Company's Board of Directors approved a restructuring plan to consolidate its Texas and Mexico business operations including reducing its cost structure and improving working capital. As part of the business-restructuring plan, the Company recorded a charge to earnings, which is now reflected in discontinued operations, of $1.4 million in the third quarter of fiscal 2001. This restructuring plan allowed the Company to concentrate its investments, resources and management attention on lower cost, high volume production at its Mexico operations. The charge related to facility consolidations ($1.0 million) and headcount reductions ($400,000). As of September 2002, a reserve balance of approximately $168,000 still remained. It is anticipated that all remaining charges against the accrual will be made within the next twelve months. There have been no significant reallocations or re-estimates of this restructuring charge to date.

In September 1999, the Company announced its plan to close its underutilized Longford operations and transfer some of the customers served there to its other operations in New York and Texas. Accordingly, a restructuring charge of approximately $4.0 million was recorded in the fourth quarter of fiscal 1999. The components of the charge are as follows: the write-down of assets to be disposed of to their fair market value ($1.1 million), the write-down of goodwill ($670,000), severance and employee benefits ($619,000), accrual of the remaining lease payments and related building maintenance costs ($895,000), and repayment of a grant provided by the Irish Development Agency ($681,000). In February 2000, a third party purchased from the Company certain assets of Longford and assumed the lease of the Longford facility. This resulted in a benefit of $1.0 million from the reversal of a previously established restructuring reserve which included $800,000 relating to the lease and $200,000 recovered from a guarantee which had been executed by the company from whom the assets in Longford had been purchased. The Company recorded charges against the accrual of approximately $54,000 and $2.2 million during fiscal 2001 and 2000, respectively. There is no remaining balance at September 30, 2002.

In August 1998, the Company announced its plan to close its underutilized Alabama facility and transferred the facility's customers to the Company's other operations in New York and Texas. Accordingly, a restructuring charge of $4.7 million was recorded in the fourth quarter of fiscal 1998. The components of the charge were as follows: the write-down of assets to be disposed of to their fair market value ($2.2 million), the write-down of goodwill ($1.3 million), and severance and employee benefits ($1.2 million). Due to the pending sale of the facility, a benefit of approximately $240,000 was recorded in fiscal 2002 resulting from the reversal of a previously established restructuring reserve which related to building maintenance costs. The Company recorded charges against the accrual of $85,000 and $200,000 in fiscal 2001 and 2000, respectively.

7. LONG-TERM DEBT

Long-term debt consists of the following at September 30 (in thousands):

	2002	2001
Senior debt facility	$ 1,976	$ 13,382
Term loan	2,420	-
Less - Current portion	(3,128)	(13,382)
	$ 1,268	$ -

As of September 30, 2001, the Company was not in compliance with certain financial covenants under its secured asset-based credit agreement. As of December 21, 2001, the Company's banks waived the non-compliance, amended certain covenants to allow the Company more flexibility and changed the expiration date of the credit agreement to February 15, 2002 from January 31, 2003. Subsequent amendments were made to the credit agreement as of February 15, 2002, February 28, 2002, March 15, 2002, April 8, 2002, June 20, 2002, October 1, 2002, November 12, 2002 and January 1, 2003 which, among other things, continued to extend the expiration date of the credit agreement. As a result of the January 1, 2003 amendment, the expiration date of the credit agreement was January 17, 2003.

As last amended, the credit agreement provided for a revolving credit facility component of $1.0 million. Amounts borrowed were limited to 85% of qualified accounts receivable. The interest rate on the revolving credit facility was increased at the time of the various amendments and on September 30, 2002 was prime rate plus 3.50%. On January 14, 2003, it was prime rate plus 6.00%.

The second component of the credit facility consisted of a $10 million three-year term loan with monthly principal installments based on a five-year amortization which began in April 2000. The interest rate on the term loan facility was increased at the time of the various amendments and at September 30, 2002 was prime rate plus 4.00%. On January 14, 2003, it was prime rate plus 6.00%.

At September 30, 2002, $3.6 million was outstanding, consisting of $1.1 million and $2.5 million relating to the revolving credit facility and term loan, respectively, with an additional $403,000 available under the revolving credit facility. At January 6, 2003, the availability under the revolver was $0, and $611,000 was outstanding on the revolver and $1.1 million was outstanding on the term loan.

On January 14, 2003, the Company completed a new $7,300,000 financing composed of a $5,000,000 Senior Secured Facility with Keltic Financial Partners LLP ("Keltic"), a $2,200,000 Secured Term Loan with SunTrust Bank ("SunTrust") and a $100,000 infusion by certain of the Company's directors. The Keltic Facility, which has a 3 year maturity, bears interest at the rate of prime plus 2%. It involves a revolving line of credit for up to $3,850,000 based upon advances on eligible accounts receivable and inventory, a term loan of $600,000, secured by machinery and equipment, to be amortized over a 36 month period and a term loan of $550,000 secured by a first mortgage lien against the Company's Edinburg, Texas real estate which loan is due at the earlier of the sale of that real estate or one year from the date of closing. The SunTrust Term Loan is secured by a general security agreement, and indirectly by the assignment of a certain promissory note and a first mortgage on the Company's plant in Newark, New York. It is payable with interest at prime plus 1.5% in monthly installments over a period of 3 years. Of the funds provided by the new financing, $1,540,016 was used to repay all but $100,000 of indebtedness to the Company's prior lenders, HSBC USA as agent for itself and GE Capital Corporation, who will retain a subordinated interest in substantially all of the Company's assets until the Texas real estate is sold. On January 14, 2003, following the completion of the financing, the availability under the revolver was $1,200,000.

The Keltic and Suntrust loan agreements contain various affirmative and negative covenants including, among others, limitations on the amount available under the revolving line of credit relative to the borrowing base, capital expenditures, fixed charge coverage ratios, and minimum earnings before interest, taxes, depreciation and amortization (EBITDA). In connection with the financing, the Company entered into agreements with certain of its trade creditors providing for extended payment terms involving an aggregate of approximately $2,000,000 of past due balances.

8. LIFE INSURANCE PROCEEDS

The Company's former President and Chief Executive Officer died suddenly on December 11, 1999. In the second quarter of fiscal 2000, the Company received non-taxable income from insurance proceeds of approximately $2.0 million, which is included in other income.

9. INCOME TAXES

The provision for (benefit from) income taxes in fiscal 2002, 2001 and 2000 is summarized as follows (in thousands):

	2002	2001	2000
Current			
Federal	$ -	$ -	$ -
State/Other	-	(95)	(5)
Deferred	-	-	-
Provision for (benefit from) income taxes, net	$ -	$ (95)	$ (5)

The components of the deferred tax asset (liability) at September 30 are as follows (in thousands):

	2002	2001
Net operating loss and AMT credit carryovers	$ 8,472	$ 8,167
Asset impairment loss	1,688	1,030
Accelerated depreciation	(1,067)	(1,255)
New York state investment tax credits	3,237	3,435
Compensated absences	119	293
Inventories	985	3,609
Receivables	151	323
Restructuring reserve	470	711
Other	666	41
	14,721	16,354
Valuation allowance	(14,721)	(16,354)
	$ -	$ -

A full valuation allowance has been established against the net deferred tax asset due to recent losses and tax carryback limitations. The Company has a net operating loss carryforward of $26.2 million (expiring in years through 2022). The Company has available approximately $4.9 million in New York State investment tax credits (expiring in years through 2017).

The differences between the effective tax rates and the statutory federal income tax rates for fiscal years 2002, 2001 and 2000 are summarized as follows:

	2002	2001	2000
Benefit from income taxes at statutory rates	(34.0)%	(34.0)%	(34.0)%
Goodwill adjustments	-	14.1	1.5
Provision for state taxes, net	-	-	-
Life Insurance	-	-	(8.5)
Other	0.1	0.9	1.8
Valuation Allowance	33.9	19.0	39.2
	- %	- %	- %

10. SHAREHOLDERS' EQUITY

Stock-Based Compensation Plans

In November 1993, the Company adopted the 1993 Stock Option Plan (SOP) which replaced and superseded the 1989 Stock Option Plan.

Under the SOP, a total of 1,400,000 shares were reserved for key employees, officers, directors and consultants. The option price for incentive options must be at least 100 percent of the fair market value at date of grant, or if the holder owns more than 10 percent of total common stock outstanding at the date of grant, then not less than 110 percent of the fair market value at the date of grant. Stock options issued prior to 1992 terminate 10 years from date of grant, while incentive and nonqualified stock options issued subsequent to 1991 terminate seven and five years from date of grant, respectively.

In December 2001, the Board of Directors authorized the 2001 Stock Option and Incentive Plan, reserving 1,500,000 shares of common stock for issuance to directors, officers, consultants or independent contractors providing services to the Company and key employees. The option price for incentive options must be at least 100 percent of the fair market value at date of grant, or if the holder owns more than 10 percent of total common stock outstanding at the date of grant, then not less than 110 percent of the fair market value at the date of grant. The Plan was approved by shareholders in February 2002. In conjunction with the approval of this plan, no further grants will be made under the 1993 SOP and the 1993 SOP was terminated. Stock options issued under this plan terminate five years from date of grant.

Generally, incentive stock options granted during the period between July 1995 through June 2002 vest in increments of 25 percent. Incentive stock options granted in July 2002 vest in increments of 50%. Nonqualified stock options granted during fiscal years 1999 to 2002 vest in increments of 33 1/3 percent.

Changes in the status of options under the SOP at September 30, are summarized as follows:

September 30,	Shares Under Option	Weighted Average Exercise Price	Available for Grant	Exercisable
1999	624,497	8.38	684,503	367,372
Options granted	378,000	2.04		
Options exercised	-	-		
Options forfeited	(130,122)	7.39		
2000	872,375	5.78	436,625	490,917
Options granted	493,450	1.33		
Options exercised	-	-		
Options forfeited	(303,125)	7.68		
2001	1,062,700	3.17	246,300	414,226
Options authorized			1,500,000	
Options terminated			(246,300)	
Options granted	338,250	0.07		
Options exercised	-	-		
Options forfeited	(530,100)	2.68		
2002	870,850	2.27	1,171,250	362,283

The following table summarizes information about stock options outstanding as of September 30, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at Sept. 30, 2002	Weighted Ave. Remaining Contractual Life	Weighted Ave. Exercise Price	Number Exercisable at Sept. 30, 2002	Weighted Ave. Exercise Price
$ 0.070	328,750	4.797	$ 0.070	25,000	$ 0.070
$ 0.520 -$ 0.700	44,500	5.764	$ 0.549	13,750	$ 0.536
$ 1.240 -$ 1.500	187,000	4.646	$ 1.370	86,333	$ 1.413
$ 1.625 -$ 1.875	99,400	4.961	$ 1.664	37,225	$ 1.695
$ 2.500 -$ 3.875	43,700	3.446	$ 3.633	33,225	$ 3.644
$ 6.250	86,000	1.082	$ 6.250	86,000	$ 6.250
$ 9.500 -$ 9.750	77,000	0.768	$ 9.575	77,000	$ 9.575
$16.500	4,500	0.137	$ 16.500	3,375	$ 16.500
	870,850			361,908	

The weighted average fair value of options granted during fiscal 2002, 2001 and 2000 was $.05, $.97 and $1.33, respectively. The fair value of options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.40 percent, 5.19 percent and 6.21 percent, for fiscal 2002, 2001 and 2000, respectively; volatility of 57.68 percent, 78.76 percent and 58.27 percent for fiscal 2002, 2001 and 2000, respectively; and expected option life of 5.0 years, 6.7 years and 7.0 years for fiscal 2002, 2001 and 2000, respectively. The dividend yield was 0 percent. Forfeitures are recognized as they occur.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and the disclosure only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation". Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had the Company recognized compensation cost based upon the fair value at the date of grant for awards under its plans consistent with the methodology prescribed by SFAS No. 123, net loss and net loss per common and common equivalent share would have been as follows for years ended September 30 (in thousands, except per share data):

	2002		2001		2000	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net loss	$(10,979)	$(10,940)	$(29,272)	$(29,503)	$(8,031)	$(8,461)
Net loss per common and common equivalent share:						
Basic and Diluted	$ (1.43)	$ (1.42)	$ (3.83)	$ (3.86)	$ (1.06)	$ (1.11)

Because the SFAS No. 123 method of accounting had not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Treasury Stock

During fiscal 2000, the Company issued 20,000 shares out of treasury for services rendered and executive signing bonus. The treasury balance is 573 shares with a book value of $11,000.

11. MAJOR CUSTOMERS AND CREDIT RISK CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of a significant credit risk consist primarily of cash, cash equivalents, and trade accounts receivable. The Company has concentrations of credit risk due to sales to its major customers.

The Company's revenues are derived primarily from sales to North American customers in the industrial and telecommunications industries and are concentrated among specific companies. For the fiscal year ended September 30, 2002, two customers accounted for 44 percent and 23 percent of the Company's net sales. For the fiscal year ended September 30, 2001, four customers accounted for 18 percent, 17 percent, 15 percent and 14 percent of the Company's net sales. For the fiscal year ended September 30, 2000, two customers accounted for 49 percent and 16 percent of the Company's net sales.

At September 30, 2002, amounts due from three customers represented 34 percent, 26 percent and 20 percent of trade accounts receivable. At September 30, 2001, amounts due from three customers represented 30 percent, 22 percent and 20 percent of trade accounts receivable. The Company performs ongoing credit evaluations of its customers' financial positions and generally does not require collateral.

12. COMMITMENTS AND CONTINGENCIES

Lease Commitments

In December 1998, the Company entered into a Shelter Services Agreement with a Texas Limited Partnership and its Mexican corporate subsidiary which leased 50,000 square feet in a newly constructed industrial park in Reynosa, Mexico. This Maquiladora facility thereafter commenced manufacturing printed circuit board assemblies and wire harnesses, and began shipping in April 1999 as IEC Electronicos de Mexico.

Effective February 1, 2001, the Company terminated the Shelter Services Agreement and exercised its option to acquire the Mexican subsidiary of the Texas Limited Partnership for one U.S. dollar ($1.00). On March 28, 2001, the subsidiary, now wholly owned by the Company, executed a new five-year lease agreement with a five-year renewal option combining the original 50,000 square feet with an additional 62,000 square feet at the Reynosa facility. Effective May 1, 2001, the Mexican subsidiary, IEC Electronicos de Mexico, S. De R.L. De C.V. occupied the entire 112,000 square foot facility.

In June 2002, in conjunction with the sale of IEC-Mexico, IEC and IEC-Mexico were released of all their lease obligations related to the Mexican facility.

Rental expense for the Mexico facility was $54,000, $465,000 and $312,000 for fiscal 2002, 2001 and 2000, respectively. These amounts are included in discontinued operations.

As of September 30, 2002, the Company was obligated under non-cancelable operating leases, primarily for manufacturing and office equipment. These leases generally contain rental options and provisions for payment of the lease for executory costs (taxes, maintenance and insurance). Rental expenses on equipment were $352,000, $178,000 and $91,000 for fiscal 2002, 2001 and 2000, respectively. The lease for the manufacturing equipment expires in fiscal 2003 with required monthly payments of $23,000 through January 2003.

Litigation

The Company is from time to time subject to routine legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions (or settlements) may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

On August 12, 2002, an action was commenced in United

States District Court for the Southern Division of Texas (Civil Action No. M-02-358) against the Company and several other corporate defendants. The plaintiffs (Armando Gonzalez and Maria Sylvia Gonzalez, husband and wife, as Next Friends of Adrian Gonzalez, a Minor, et al.) allege a "toxic tort" action against the defendants, for exposure to lead, lead dust, chemicals and other substances used in the manufacture of products by the defendants. The essence of the complaint relates to alleged "in utero" exposure to the circulatory system of the then unborn children, resulting in alleged tissue toxicity through the mothers, causing damage to the central nervous system, brain and other organs of the fetus. The complaint alleges theories of negligence, gross negligence, strict liability, breach of warranty and fraud/negligent misrepresentation, and claims unspecified damages for pain and suffering, a variety of special damages, punitive damages and attorneys fees. An answer has been filed denying liability on the part of the Company. Discovery has not begun, and no trial date has been set. Royal & Sunalliance Insurance Company has agreed to provide a defense of the claims with a reservation of rights, but has expressly excluded any coverage for the claim for punitive damages.

13. RETIREMENT PLAN

The Company has a retirement savings plan, established pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. This plan is for the exclusive benefit of its eligible employees and beneficiaries. Eligible employees may elect to contribute a portion of their compensation each year to the plan. Effective June 1, 1998, The Board of Directors approved a change in the employer match from 33 percent of the amount contributed by participant to 100 percent of the first 3 percent of employee contributions, and 50 percent of the next 3 percent of employee contributions. The match is discretionary and was suspended indefinitely as of October 1, 2001. There was no matching contribution made for fiscal 2002. The matching Company contributions were approximately $608,000 and $464,000 for the years ended September 30, 2001 and 2000, respectively. The plan also allows the Company to make an annual discretionary contribution determined by the Board of Directors. There were no discretionary contributions for fiscal 2002, 2001, or 2000.

14. SUBSEQUENT EVENTS

Subsequent to year end, the Company successfully completed the sale of its Arab, Alabama facility for approximately $600,000. The net proceeds from this sale resulted in an immaterial gain which will be recognized in the first quarter of fiscal 2003.

Subsequent to year end, to assist with its liquidity, the Company was able to generally extend the payment dates of its accounts payable and in the case of certain of its principal vendors, either negotiated or is in the process of negotiating, discounted payment terms. The resulting gain from the discounted payment terms will be recognized in the first quarter of fiscal 2003.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors, IEC Electronics Corp.
Newark, New York

We have audited the accompanying consolidated balance sheet of IEC Electronics Corp. (a Delaware corporation) and subsidiaries as of September 30, 2002, and the related consolidated statements of operations, comprehensive loss and shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IEC Electronics Corp. and subsidiaries as of September 30, 2002 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The financial statements for the years ended September 30, 2001 and 2000 were audited by other auditors who have ceased operations whose report dated November 16, 2001 (except with respect to the matter discussed in Notes 1 and 5, as to which the date was January 11, 2002), on those statements included an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern.

Rotenberg & Co., LLP
Rochester, New York
November 20, 2002 (except with respect to the matters discussed in Notes 7 and 14 as to which the date is January 14, 2003)

BOARD OF DIRECTORS

David J. Beaubien
Director and Chairman of Yankee Environmental Systems, Inc.

W. Barry Gilbert
Chairman of the Board and Acting Chief Executive Officer of the Company; Retired President Thermal Management Group of Bowthorpe Plc. of Crawley, West Sussex, England.

Robert P.B. Kidd
Retired President
Blue Water Insurance, Inc.

Eben S. Moulton
President
Seacoast Capital Corporation

Dermott O'Flanagan
Private Investor
Former President
Dovatron International

James C. Rowe
President
Rowe and Company LLC

Justin L. Vigdor
Senior Counsel
Boylan, Brown, Code, Vigdor and Wilson, LLP

OFFICERS

W. Barry Gilbert
Chairman of the Board and Chief Executive Officer of the Company

Bill R. Anderson
Chief Operating Officer

Kevin J. Monacelli
Chief Accounting Officer and Controller

Martin S. Weingarten
Corporate Secretary

Cautionary Statement/10-K Reports

In an effort to give investors a well-rounded view of trends and future opportunities, this report includes several forward-looking statements. Caution is advised in assessing these as they necessarily involve substantial uncertainty. Our 10-K report discusses these risks in greater detail including sections on timing of orders and shipments, availability of materials, product mix and general market conditions. 10-K reports are readily available on-line at www.sec.gov or by writing Kevin Monacelli, Controller.

IEC Electronics Corp.
105 Norton Street
P.O. Box 271
Newark, NY 14513-0271
Telephone: (315) 331-7742

INVESTOR INFORMATION

Annual Meeting
9:00 AM, Wednesday, March 12, 2003
at IEC, 105 Norton Street, Newark, NY

Change of Address, Lost Certificates and Ownership Transfers
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
-or-
85 Challenger Road
Ridgefield, NJ 07660
Telephone: (800) 851-9677
TDD for Hearing Impaired:
(800) 231-5469
Foreign Shareholders: (201) 329-8660
TDD Foreign Shareholders:
(201) 329-8354
www.melloninvestor.com

Stock Market
Shares trade on the Over the Counter Bulletin Board under the symbol IECE.OB

Independent Accountants
Rotenberg and Co. LLP
1870 Winton Road South
Suite 200
Rochester, NY 14618

Legal Counsel
Boylan, Brown, Code, Vigdor and Wilson, LLP
2400 Chase Square
Rochester, NY 14604-1915

Investor Relations
Heather Keenan
Marketing Communications Specialist
IEC Electronics Corp.